                                                     File No. 333-57475
                                                     1940 Act File No. 811-08103


                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                Amendment No. 1
                                      To
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 16

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Gifford R. Zimmerman
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.


----
:X : Check box if it is proposed that this filing will become effective on ---- June 30, 1998 at 1:30 P.M. pursuant to Rule 487.

                        Nuveen Unit Trusts, Series 16

                             Cross-Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                (Form N-8B-2 Items Required by Instruction 1 as
                           to Prospectus on Form S-6)

Form N-8B-2                                           Form S-6
Item Number                                           Heading in Prospectus

     I.  Organization and General Information
    1.  (a)  Name of trust                     )           Prospectus Cover Page
        (b)  Title of securities issued        )

    2.  Name and address of Depositor          )           Information About The Sponsor

    3.  Name and address of Trustee            )           Information About The Trustee

    4.  Name and address of principal          )           Information About The Sponsor
         Underwriter                           )

    5.  Organization of trust                  )           Nuveen Unit Trusts
                                               )
    6.  Execution and termination of Trust     )           Nuveen Unit Trusts
         Agreement                             )           Information About The Trustee
                                               )           Other Information
                                               )

    7.  Changes of Name                        )

    8.  Fiscal Year                            )

    9.  Litigation                             )

     II.  General Description of the Trust and Securities of the Trust

   10.  General information regarding          )
         trust's securities                    )           Composition of Trusts
                                               )           Distributions To Unitholders
                                               )           Redemption
                                               )           Removal of Securities From The Trusts
                                               )           Information About The Trustee
                                               )           Information About The Sponsor
                                               )           Other Information
                                               )           Tax Status

   11.  Type of securities comprising units    )           Nuveen Unit Trusts
                                               )           Composition Of Trusts
                                               )
                                               )

   12.  Certain information regarding          )                               *
        periodic payment certificates          )
                                               )

   13.  (a)  Loan, fees, expenses, etc.        )           Essential Information
                                               )           Public Offering Price
                                               )           Market For Units
                                               )           Evaluation of Securities at the Initial
                                               )            Date Of Deposit
                                               )           Trust Operating Expenses
                                               )           Distributions To Unitholders
                                               )           Reports To Unitholders
                                               )
                                               )
                                               )
                                               )

        (b)  Certain information regarding     )                             *
              periodic payment certificates    )

        (c)  Certain percentages               )           Public Offering Price
                                               )           Market For Units
                                               )           Evaluation of Securities at the
                                               )            Initial Date Of Deposit
                                               )
                                               )
                                               )
                                               )
                                               )

        (d)  Certain other fees, etc.          )           Evaluation of Securities at the
              payable by holders               )            Initial Date Of Deposit
                                               )           Trust Operating Expenses
                                               )           Ownership and Transfer of Units
                                               )

        (e)  Certain profits received by       )           Composition Of Trusts
              depositor, principal underwriter,)           Purchase of Units by the Sponsor
              trustee or affiliated persons    )
                                               )

        (f)  Ratio of annual charges to        )                             *
              income                           )

   14.  Issuance of trust's securities         )           Distributions To Unitholders
                                               )           Ownership and Transfer of Units
                                               )           Redemption
                                               )

   15.  Receipt and handling of payments       )                             *
         from purchasers                       )

   16.  Acquisition and Disposition of         )           Nuveen Unit Trusts
         Underlying Securities                 )           Composition Of Trusts
                                               )           Redemption
                                               )           Removal of Securities from the Trusts
                                               )           Other Information

   17.  Withdrawal or redemption               )           Market For Units
                                               )           Redemption
                                               )           Purchase of Units by the Sponsor

   18.  (a)  Receipt and disposition of        )           Distributions to Unitholders
              income                           )           Reports to Unitholders

        (b)  Reinvestment of distributions     )           Accumulation Plan

        (c)  Reserves or special funds         )           Distributions to Unitholders

        (d)  Schedule of distributions         )                             *

   19.  Records, accounts and reports          )           Distributions to Unitholders
                                               )           Reports to Unitholders

   20.  Certain miscellaneous provisions of    )           Information About the Trustee
         Trust Agreement                       )           Information About the Sponsor
                                               )           Other Information

   21.  Loans to security holders              )           *

   22.  Limitations on liability               )           Composition of Trusts
                                               )           Information About the Trustee

   23.  Bond arrangements                      )                             *

   24.  Other material provisions of Trust     )                             *
         Agreement                             )

     III.  Organization, Personnel and Affiliated Persons of Depositor

   25.  Organization of Depositor              )           Information About the Sponsor

   26.  Fees received by Depositor             )           Trust Operating Expenses

   27.  Business of Depositor                  )           Information About the Sponsor

   28.  Certain information as to officials    )                             *
         and affiliated persons of Depositor   )

   29.  Voting Securities of Depositor         )           Information About the Sponsor

   30.  Persons controlling Depositor          )

   31.  Payments by Depositor for certain      )
         services rendered to trust            )

   32.  Payments by Depositor for certain      )                             *
         other services rendered to trust      )

   33.  Remuneration of employees of           )
         Depositor for certain services        )
         rendered to trust                     )

   34.  Remuneration of other persons for      )
         certain services rendered to trust    )

     IV.  Distribution and Redemption of Securities

   35.  Distribution of trust's securities     )                             *
         by states                             )

   36.  Suspension of sales of trust's         )
         securities                            )

   37.  Revocation of authority to distribute  )

   38.  (a)  Method of distribution            )

        (b)  Underwriting agreements           )           Distribution of Units to the Public

        (c)  Selling agreement                 )

   39.  (a)  Organization of principal         )           Information About the Sponsor
              underwriter                      )

        (b)  NASD membership of principal      )           Information About the Sponsor
              underwriter                      )

   40.  Certain fees received by principal     )                             *
         underwriter                           )

   41.  (a)  Business of principal             )
              underwriter                      )

        (b)  Branch offices of principal       )                             *
              underwriter                      )

        (c)  Salesmen of principal             )
              underwriter                      )

   42.  Ownership of trust's securities by     )                             *
         certain persons                       )

   43.  Certain brokerage commissions          )                             *
         received by principal underwriter     )

   44.  (a)  Method of valuation               )           Essential Information
                                               )           Public Offering Price
                                               )           Evaluation of Securities at the Initial Date
                                               )            Of Deposit
                                               )           Trust Operating Expenses

        (b)  Schedule as to offering price     )                             *

        (c)  Variation in offering price to    )           Public Offering Price
              certain persons                  )           Evaluation of Securities at the Initial Date
                                               )            Of Deposit

   45.  Suspension of redemption rights        )                             *

   46.  (a)  Redemption valuation              )           Unit Value And Evaluation
                                               )           Redemption
                                               )           Special Redemption, Liquidation and Investment in a New Trust
                                               )           Purchase of Units by the Sponsor

        (b)  Schedule as to redemption price   )                             *

   47.  Maintenance of position in             )           Public Offering Price
         underlying securities                 )           Purchase of Units by the Sponsor

     V.  Information Concerning the Trustee or Custodian

   48.  Organization and regulation of         )           Information About the Trustee
         Trustee                               )

   49.  Fees and expenses of Trustee           )           Essential Information
                                               )           Trust Operating Expenses

   50.  Trustee's lien                         )           Trust Operating Expenses
                                               )           Distributions to Unitholders

     VI.  Information Concerning Insurance of Holders of Securities

   51.  Insurance of holders of trust's        )                             *
         securities                            )

     VII.  Policy of Registrant

   52.  (a)  Provisions of trust agreement     )           Trust Operating Expenses
              with respect to selection or     )           Redemption
              elimination of underlying        )           Removal of Securities from the Trusts
              securities                       )

        (b)  Transactions involving            )                             *
              elimination of underlying        )
              securities                       )

        (c)  Policy regarding substitution     )           Composition Of Trusts
              elimination of underlying or     )           Removal of Securities from the Trusts
              securities                       )

        (d)  Fundamental policy not            )                             *
              otherwise covered                )

   53.  Tax status of trust                    )           Tax Status

     VIII.  Financial and Statistical Information

   54.  Trust's securities during last ten     )                             *
         years                                 )

   55.                                         )
   56.  Certain information regarding          )                             *
         periodic payment certificate          )

   57.                                         )
   58.                                         )

_______________________
*Inapplicable, omitted, answer negative or not required.

[NUVEEN LOGO]

Defined                          The Dow 5/sm/ Portfolio, July 1998
Portfolios
                                 CUSIP 67065G 147-DIVIDENDS IN CASH

                                 CUSIP 67065G 154-DIVIDENDS REINVESTED

        PROSPECTUS PART A DATED JUNE 30, 1998

Overview

The Nuveen-The Dow 5/sm/ Portfolio, July 1998 (the "Trust") is a unit investment trust consisting of the common stocks of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average/sm/ ("DJIA/sm/") that have the highest dividend yields two business days prior to the Date of Deposit. The Trust seeks to provide an above average total return through a combination of capital appreciation and dividend income. The Trust is scheduled to terminate in approximately 24 months.

This Part A Prospectus may not be distributed unless accompanied by the Nuveen Equity Unit Trust Prospectus--Part B which is dated June 30, 1998. Part B of this Prospectus is attached.

Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the FDIC or any other Federal agency and involve investment risk, including the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



Contents

1   OVERVIEW
2   TRUST SUMMARY AND FINANCIAL HIGHLIGHTS
2   Essential Information
2   Expense Information
4   TRUST STRATEGIES
4   Investment Objective
4   Investment Philosophy
4   Investor Suitability
4   How the Trust Selects Investments
4   The Dow Jones Industrial Average/sm/
5   RISK FACTORS
6   Litigation
6   SECURITIES SELECTED FOR THE TRUST

6   DISTRIBUTIONS
6   Income and Capital Distributions
7   INVESTING IN THE TRUST
7   Sales Charges

7   Dealer Concessions
8   HYPOTHETICAL PERFORMANCE INFORMATION
10  GENERAL INFORMATION
10  Optional Features
11  Secondary Market for Units
11  Termination
11  The Sponsor
12  SCHEDULE OF INVESTMENTS
13  STATEMENT OF CONDITION
14  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

"Dow Jones Industrial Average/sm/", The Dow 5/sm/, The Dow 10/sm/ and "DJIA/sm/" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by John Nuveen & Co. Incorporated ("Nuveen") on behalf of the Trust. The Trust is not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Trust.

                                      ---
        D05-07-98-P                    1

Nuveen-The Dow 5sm Portfolio, July 1998

        TRUST SUMMARY AND FINANCIAL HIGHLIGHTS as of June 30, 1998

                             ESSENTIAL INFORMATION


Initial Date of Deposit:                                         June 30, 1998
Interim Rollover Notification Date:                              June 25, 1999
Final Rollover Notification Date:                                 May 26, 1999
Interim Special Redemption and
Liquidation Period:                               July 15, 1999--July 29, 1999
Final Special Redemption and Liquidation                         June 30, 1998
Period:                                           June 15, 2000--June 30, 2000
Second Year Commencement Date:                                  August 6, 1999
Initial Number of Units (1):                                            15,115
Fractional Undivided Interest per Unit:                               1/15,115


--------------------------------------------------------------------------------

PUBLIC OFFERING PRICE (2)

Aggregate Offering Price of Securities:               $149,641
Aggregate Offering Price of Securities per
  Unit:                                               $   9.90
  Plus Maximum Sales Charge of 4.25%
    (4.293% of the Net Amount
    Invested) (3):                                    $  0.425
  Less Deferred Sales Charge (3):                     $  0.325
  Initial Public Offering Price per Unit:             $  10.00

--------------------------------------------------------------------------------

INDUSTRY DIVERSIFICATION

Auto Manufacturing 20%
Forest Products and Paper 20%

Machinery/Construction 20%
Utilities/Telecommunication 20%
Tobacco/Food Processing 20%

--------------------------------------------------------------------------------

MANDATORY TERMINATION DATE

June 29, 2000

--------------------------------------------------------------------------------

ESTIMATED ANNUAL INCOME DISTRIBUTIONS (4)

Estimated Annual Income Distributions (per Trust)       $ 4,170

Estimated Annual Income Distributions (per Unit)        $.24688


                              EXPENSE INFORMATION

SALES CHARGES (MAXIMUM TOTAL 4.25%) (5)

                                                              AMOUNT PER $1000
                                                                  INVESTED
                                                             (AS OF THE INITIAL
                                                              DATE OF DEPOSIT)
                                                             ------------------
Maximum Initial Sales Charge Imposed on Purchases
  (as a % of Initial Public Offering Price) (5):.....  1.00%       $10.00
Deferred Sales Charge During First Year Deferred
  Period (as a % of Initial Public Offering
  Price) (5)(6):.....................................  1.75%       $17.50
Deferred Sales Charge During Second Year Deferred
  Period (as a % of Initial Public Offering Price)
  (5)(6):............................................  1.50%       $15.00
Total Deferred Sales Charge (as a % of Initial Pub-
  lic Offering Price) (5)(6):........................  3.25%       $32.50
Maximum Total Sales Charge (5)(6):...................  4.25%       $42.50
Maximum Sales Charge on Reinvested Dividends
  (as a % of Initial Public Offering Price) (5)(6):..  3.25%       $32.50

ESTIMATED ANNUAL OPERATING EXPENSES
(PER UNIT) (7)
-------------------------------------------
Trustee's Fee:                      $.00950
Organizational and Offering Ex-
 penses:                            $.01325
Sponsor's Supervisory Fee (8):      $.00250
Miscellaneous Expenses and Licens-
 ing Fees (9):                      $.00375
                                    -------
Total Annual Expenses:              $.02900
                                    =======

ESTIMATED COSTS OVER TIME

The following are the estimated cumulative costs on a $1,000 investment, assuming (as mandated by the Securities and Exchange Commission) a 5% annual return, and reinvestment of all distributions:

Over 1 Year             $ 30.41
Over 3 Years            $ 66.52
Over 5 Years            $103.02
Over 10 Years           $196.19

The examples reflect both the estimated operating expenses and maximum sales charge on an increasing investment (had the net annual return been reinvested in the Trust). The examples should not be considered representations of future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than those used in the examples. In addition, while the investment has a term of approximately 24 months, investors may be able to reinvest their proceeds into subsequently offered trusts, subject to additional sales charges. Those subsequent sales charges are reflected above.


                                      ---

--------------------------------------------------------------------------------
Notes to Essential Information and Expense Information:

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or de-crease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange or the NASDAQ Na-tional Market System is valued at the closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge represents an amount equal to the difference between the Maximum Total Sales Charge for the Trust of 4.25% of the Public Offering Price and the maximum remaining deferred sales charge (initially $0.325 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the last business day of each month, over the period commencing August 31, 1998 through May 28, 1999 (the "First Year Deferred Period") and a deferred sales charge of $0.015 per Unit, payable on the last business day of each month, over the period com-mencing August 31, 1999 through May 31, 2000 (the "Second Year Deferred Pe-riod"). Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Spe-cial Redemption and Liquidation Period (as described in "Special Redemp-tion, Liquidation and Investment in a New Trust") or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Peri-od. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securi-ties in the Trust. Deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securi-ties. Any applicable uncollected deferred sales charge amounts remaining when a Unitholder sells or redeems their Units will be deducted from the sales or redemption proceeds. See "Investing in the Trust-Sales Charges," below and "Public Offering Price" in Part B of this Prospectus for addi-tional information. On the Initial Date of Deposit there will be no accumu-lated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Secu-rities at the opening of business on the Initial Date of Deposit and estab-lishes the original proportionate relationship amongst the individual Secu-rities. No sales to investors will be executed at this price. Additional Securities may be deposited during the day of the Initial Date of Deposit. See "Public Offering Price" in Part B of this Prospectus.

(4) Estimated Annual Income Distributions are based on the most recently de-clared dividends of the Securities. Estimated Annual Income Distributions per Unit are based on the number of Units, the fractional undivided inter-est in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Trust will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(5) The Maximum Initial Sales Charge (as a percentage of the Initial Public Of-fering Price) is the difference between the Maximum Total Sales Charge of 4.25% and the maximum remaining deferred sales charge (initially $0.325 per Unit) and would exceed 1% if the Public Offering Price exceeds $10.00 per Unit. The actual deferred sales charge is $0.0175 per Unit per month during the First Year Deferred Period and $0.015 per Unit per month during the Second Year Deferred Period, irrespective of the purchase or redemption price, deducted on such dates set forth in "Investing in the Trust." Except as noted in "Investing in the Trust" or "Redemption" in Part B of this Pro-spectus, if a Unitholder sells or redeems Units before all of these deduc-tions have been made, the balance of the deferred sales charge payments re-maining will be deducted from the sales or redemption proceeds. If the Pub-lic Offering Price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 3.25%; if the Public Offering Price is less than $10.00 per Unit, the deferred portion of the sales charge will be greater than 3.25%.

(6) Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Re-demption and Liquidation Period (as described under "Special Redemption, Liquidation and Investment in a New Trust") or Unitholders who sell or re-deem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its or-ganizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materi-als or any other selling expenses), as is common for mutual funds. See "Trust Operating Expenses" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

(8) The Sponsor's Supervisory Fee compensates the Sponsor and/or its affiliates for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust. See "Trust Operating Expenses" in Part B of this Prospectus.

(9) The Miscellaneous Expenses and Licensing Fees include the estimated per Unit costs associated with an annual fee paid by the Trust to Dow Jones for a license to use service marks, trademarks and trade names.

                                      ---

Trust Strategies

INVESTMENT OBJECTIVE

The objective of the Trust is to provide above-average total return through a combination of capital appreciation and dividend income. There is no assurance that the Trust will achieve its investment objective.

INVESTMENT PHILOSOPHY

The Trust consists of a portfolio of common stocks chosen through the applica-tion of an investment model that selects the common stocks of the five compa-nies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yields ("The Dow 5sm model"). Nuveen (the "Sponsor") believes that dividends play an important part in total return, and blue chip stocks that have higher dividend yields may also be undervalued. Through the application of The Dow 5 model, the Trust seeks to buy the Securi-ties at depressed prices and to sell them at relatively high prices. This is contrary to the typical practice of buying securities based on good news. How-ever, as indicated by the historical performance figures provided in the com-parison of total returns table herein, these out-of-favor stocks have the po-tential for attractive returns.

For the Trust, The Dow 5 model was applied two business days prior to the Date of Deposit. The Trust is a non-managed investment vehicle which employs a buy and hold investment strategy. The Trust plans to hold, for approximately 24 months, the stocks selected. At the end of that period, the portfolio will be liquidated. Nuveen intends to create separate series of the Trust that utilize the Dow 5 model to select securities, approximately 13 months after the Ini-tial Date of Deposit and also in conjunction with the termination of the Trust. Investors may reinvest redemption or termination proceeds in one of the new portfolios at a reduced sales charge, if available. Each portfolio is de-signed to be part of a longer term strategy and Nuveen believes that more con-sistent results are likely if the strategy is followed for at least three to five years. See "Special Redemption, Liquidation and Investment in a New Trust." Of course, there is no guarantee that the Trust, any particular Secu-rity or this investment strategy, over any time period, will provide positive returns or will not lose money.

Nuveen intends to periodically create additional Units of this Trust. To do this, Nuveen expects to deposit additional Securities in the Trust or cash (including a letter of credit) with instructions to the Trustee to purchase additional Securities. Such deposit of Securities will be done in a manner that will allow the original proportionate relationship among the Securities to be maintained as closely as practicable.

INVESTOR SUITABILITY

The Trust is a suitable investment for investors:

 . Seeking to own a common stock unit trust with the potential to outperform the S&P 500;

 . Seeking the opportunity to purchase a defined portfolio of widely held stocks that are included in the DJIA.

 . Purchasing the Trust through a tax-deferred vehicle.

 . Seeking Securities with relatively high dividends and the possibility of capital gains.

The Trust is not a suitable investment if:

 . You are unwilling to assume the risks inherent in investing in common stock over a relatively short time horizon.

HOW THE TRUST SELECTS INVESTMENTS

The Securities included in the Trust's portfolio are the common stocks of the five companies with the lowest per share stock price of the ten companies listed on the DJIA with the highest dividend yields two business days prior to the Initial Date of Deposit. The dividend yields were calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the Security as of the close of business two business days prior to the Date of Deposit. A description of the Securities included in the Trust is set forth below under "Securities Selected for the Trust" and "Schedule of Investments."

THE DOW JONES INDUSTRIAL AVERAGESM

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals

                                      ---
and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of con-tinuity, changes are made rarely. However, on March 17, 1997 four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores, Inc. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation
Allied Signal
Aluminum Company of America
American Express Company
Boeing Company
Caterpillar Inc.
Chevron Corporation
Coca-Cola Company
Walt Disney Company
E.I. du Pont de Nemours & Company
Eastman Kodak Company
Exxon Corporation
General Electric Company
General Motors Corporation
Goodyear Tire & Rubber Company
Hewlett-Packard Co.
International Business Machines Corporation
International Paper Company
Johnson & Johnson
McDonald's Corporation
Merck & Company, Inc.
Minnesota Mining & Manufacturing Company
J.P. Morgan & Company, Inc.
Philip Morris Companies, Inc.
Procter & Gamble Company
Sears, Roebuck & Company
Travelers Group, Inc.
Union Carbide Corporation
United Technologies Corporation
Wal-Mart Stores, Inc.

Risk Factors

Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should con-sider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objec-tive.

Market risk: the risk that the market value of a stock or the Trust may change rapidly and unpredictably, causing the stock or the Trust to be worth less than its original price. Volatility in the market price of the Securities in the Trust changes the value of the Units of the Trust. Market value may be af-fected by a variety of factors, including, among others, general stock market movements, changes in the perceptions about the issuers, changes in interest rates or inflation, or changes in the financial condition of the issuers of the Securities. The equity markets tend to have periods of generally rising prices and periods of generally falling prices and are currently at histori-cally high levels. Because the Trust is not managed, Securities in the Trust will generally not be sold in response to market fluctuations, although Secu-rities may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles. In addition, the relative lack of diversity of Securities in the Trust's portfolio resulting from the Trust containing only five Securities may subject Unitholders to greater market risk than other in-vestment vehicles that have more diversified portfolios.

Inflation risk: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As in-flation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

The Securities included in the Trust generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in the DJIA. Accordingly, these Securities may be experiencing financial dif-ficulty; may be out of favor in the market because of a variety of factors in-cluding, but not limited to, weak

                                      ---
performance, poor earnings forecasts, negative publicity, litigation or legis-lation; or may be reacting to general market factors. There can be no assur-ance that the market factors that caused the relatively low prices and high yields of the Securities will change, that any negative conditions adversely affecting the share prices will improve, that share prices will not decline further or that the Securities will continue to be included in the DJIA.

LITIGATION

On the Initial Date of Deposit, Philip Morris Companies common stock repre-sents approximately 20% of the value of the Trust. Pending legal proceedings against Philip Morris cover a wide range of matters including product liabil-ity and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning regulatory and legis-lative measures will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Trust, which could in turn adversely affect Unit prices.

See "Risk Factors" in Part B of this Prospectus for an additional discussion of potential risks.

Securities Selected for the Trust

AT&T CORPORATION

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The com-pany also provides voice, data and image telecommunications services, includ-ing domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.

CATERPILLAR INC.

Caterpillar Inc. designs, manufactures, and markets earthmoving and construc-tion machines, as well as mining and agricultural machinery. The company pro-vides financing alternatives for its equipment. Caterpillar's machines are distributed through 65 dealers in the United States and 132 internationally. Machines are used for marine, agricultural, petroleum, industrial, and other applications.

GENERAL MOTORS CORPORATION

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmo-bile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

INTERNATIONAL PAPER COMPANY

International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, lami-nated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.

PHILIP MORRIS COMPANIES, INC.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capi-tal Corporation.

Nuveen has obtained these company descriptions from sources it deems reliable. However, Nuveen has not independently verified the accuracy or completeness of the information provided.

Distributions

INCOME AND CAPITAL DISTRIBUTIONS

Cash dividends received by the Trust will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning December 31, 1998, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively. Rollover Unitholders (as defined below) will generally receive upon liquida-tion their pro rata portion of the Income Account as Units of

                                      ---
the New Trust (as defined below). Distributions of funds in the Capital Ac-count, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. Additionally, upon termi-nation of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unitholder (other than a Rollover Unitholder) his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Distributions To Unitholders" in Part B of this Prospectus. For distributions to Rollover Unitholders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unitholder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, auto-matically reinvested in additional Units of the Trust subject only to applica-ble remaining deferred sales charge payments. See "Distributions to Unitholders" in Part B of this Prospectus.

Investing in the Trust

SALES CHARGES

The maximum sales charge of 4.25% of the public offering price consists of an initial sales charge equal to the difference between the maximum sales charge of 4.25% and the maximum remaining deferred sales charge, initially $0.325 per Unit, and any remaining deferred sales charge. Unitholders will be assessed during the first year of the Trust a deferred sales charge of $0.175 per Unit, in installments of $0.0175 per Unit payable on the last business day of each month, over the period commencing August 31, 1998 through May 28, 1999 (the "First Year Deferred Period"). Unitholders will also be assessed during the second year of the Trust a deferred sales charge of $0.15 per Unit, in in-stallments of $0.015 per Unit payable on the last business day of each month, over the period commencing August 31, 1999 through May 31, 2000 (the "Second Year Deferred Period"). Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addition, certain classes of investors are entitled to purchase Units at reduced sales charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transac-tions (including deferred sales charges) are as follows:

-------------------------------------------------------------------------------

SALES CHARGES

                                            First    Second  Two-year
                                             Year     Year    Total   Percent***
                                  Initial  Deferred Deferred Maximum    of Net
                                   Sales    Sales    Sales    Sales     Amount
Number of Units*                  Charge**  Charge   Charge  Charge++  Invested
----------------                  -------- -------- -------- -------- ----------
Less than 5,000..................  1.00%    $0.175   $0.15     4.25%    4.293%
5,000 to 9,999...................  0.75%    $0.175   $0.15     4.00%    4.040%
10,000 to 24,999.................  0.50%    $0.175   $0.15     3.75%    3.788%
25,000 to 49,999.................  0.25%    $0.175   $0.15     3.50%    3.535%
50,000 to 99,999.................  0.00%    $0.175   $0.15     3.25%    3.283%
100,000 or more..................  0.00%    $0.175   $0.15     2.50%+   2.525%
Wrap Accounts....................  0.00%    $0.175   $0.15     2.15%+   2.172%
Rollover (per Unit)..............  0.00%    $0.175   $0.15    $0.325    3.283%

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

**Based upon a $10.00 Public Offering Price. This will fluctuate based upon the Public Offering Price of the Units at the time of purchase and the date of purchase.

***Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.

+All Units of the Trust will be subject to the applicable deferred sales charge per Unit regardless of sales charge discounts. Investors who, as a re-sult of sales charge discounts, are eligible to purchase Units subject to a maximum total sales charge less than the applicable maximum deferred sales charge will be credited the difference between these amounts at the time of purchase.

++The Public Offering Price per Unit is rounded to the nearest cent and ac-cordingly the actual sales charge paid by an investor may be slightly greater or less than the amounts reflected.

UNITHOLDERS WHO ELECT TO ROLL THEIR UNITS INTO A NEW SERIES OF THE TRUST OR A TRUST WITH A SIMILAR INVESTMENT STRATEGY DURING THE INTERIM SPECIAL REDEMPTION AND LIQUIDATION PERIOD (AS DESCRIBED UNDER "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST") OR UNITHOLDERS WHO SELL OR REDEEM THEIR UNITS AT OR BEFORE THE SECOND YEAR COMMENCEMENT DATE WILL NOT BE ASSESSED THE DE-FERRED SALES CHARGE OF $0.15 PER UNIT FOR THE SECOND YEAR DEFERRED PERIOD AND ACCORDINGLY THE SALES CHARGES PAID BY THOSE UNITHOLDERS SHALL BE LESS THAN THE TOTAL MAXIMUM SALES CHARGE INDICATED ABOVE.

DEALER CONCESSIONS

The Sponsor plans to allow a discount to dealer firms in connection with the distribution of Units. The discounts, based on number of Units sold, are pro-vided below. Dealer firms are entitled to receive an additional concession in accordance with the schedule provided below for

                                      ---

Units that continue to be held after the Second Year Commencement Date by Unitholders that purchased such Units through the respective dealer firm:

-------------------------------------------------------------------------------

DEALER CONCESSIONS

                                                                    APPROXIMATE
                                                        ADDITIONAL    TOTAL %
                                                        CONCESSION  DISCOUNT PER
                                                        FOR UNITS     UNIT FOR
                                                        HELD AFTER   UNITS HELD
                                                       SECOND YEAR  AFTER SECOND
                                                       COMMENCEMENT     YEAR
                                            % DISCOUNT   DATE PER   COMMENCEMENT
NUMBER OF UNITS*                             PER UNIT      UNIT       DATE**
----------------                            ---------- ------------ ------------
Less than 5,000............................    2.10%      $0.10         3.10%
5,000 to 9,999.............................    1.90        0.10         2.90
10,000 to 24,999...........................    1.65        0.10         2.65
25,000 to 49,999...........................    1.40        0.10         2.40
50,000 to 99,999...........................    1.15        0.10         2.15
100,000 or more............................    0.50        0.10         1.50
Rollover...................................    1.10        0.10         2.10
Wrap Accounts..............................    0.00        0.00         0.00

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.

**Based upon a $10.00 Public Offering Price. This percentage will fluctuate based upon the Public Offering Price of the Units at the time of purchase.

Hypothetical Performance Information

The following table compares the actual performance of the S&P 500 Composite Stock Price Index (the "S&P 500") and the DJIA with the hypothetical perfor-mance of approximately equal amounts invested in the common stocks chosen by The Dow 5 model (but not the Trust) in each of the 25 years listed below, as of the business day prior to the beginning of each year for the returns pro-vided in the "1 Year" column ("One Year Strategy Returns") below and as of the business day prior to the beginning of every other year commencing December 31, 1972, for the returns provided in the "2 Year" column ("Two Year Strategy Returns").

The returns shown herein are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. The common stocks selected by The Dow 5 model underperformed the S&P 500 and/or the DJIA in certain years. Accordingly, there can be no assurance that the Trust's portfolio will outperform the S&P 500 or the DJIA over the life of the Trust or over consecutive rollover periods, if available.

A holder of Units in the Trust would not necessarily realize as high a total return on an investment in stocks upon which the hypothetical returns are based for the following reasons among others: the total return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trust is established at a different time of the year; the Trust may not be fully in-vested at all times or equally weighted in all stocks selected by The Dow 5 model; past performance is not indicative of future results; and Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

-------------------------------------------------------------------------------

COMPARISON OF TOTAL RETURN/2/

                                   ANNUALIZED HYPOTHETICAL
                                   THE DOW 5SM ONE AND TWO S&P 500
                                        YEAR STRATEGY       TOTAL     DJIASM
YEAR                                     RETURNS/1/        RETURNS TOTAL RETURNS
----                               ----------------------- ------- -------------
                                        1 Year      2 Year
                                   ----------- -----------
1973..............................      19.69%      19.69% -14.50%    -13.1%
1974..............................      -5.40%     -12.63% -26.03%    -23.1%
1975..............................      64.77%      64.77%  36.92%     44.4%
1976..............................      40.96%      41.94%  23.64%     22.7%
1977..............................       5.64%       5.64%  -7.16%    -12.7%
1978..............................       1.20%       4.00%   6.39%      2.7%
1979..............................       9.90%       9.90%  18.19%     10.5%
1980..............................      40.52%      52.69%  31.48%     21.4%
1981..............................       3.62%       3.62%  -4.85%     -3.4%
1982..............................      41.87%      38.02%  20.37%     25.8%
1983..............................      36.10%      36.10%  22.31%     25.7%
1984..............................      10.87%      17.14%   5.97%      1.1%
1985..............................      37.84%      37.84%  31.06%     32.8%
1986..............................      30.31%      29.45%  18.54%     26.9%
1987..............................      11.06%      11.06%   5.67%      6.0%
1988..............................      21.22%      21.57%  16.34%     16.0%
1989..............................      10.49%      10.49%  31.23%     31.7%
1990..............................     -15.27%      -8.38%  -3.14%     -0.6%
1991..............................      61.79%      61.79%  30.00%     23.9%
1992..............................      22.26%      27.75%   7.43%      7.4%
1993..............................      34.52%      34.52%   9.94%     16.7%
1994..............................       8.08%       6.47%   1.29%      5.0%
1995..............................      27.08%      27.08%  37.11%     36.5%
1996..............................      25.85%      34.27%  22.68%     28.6%
1997..............................      20.07%      20.07%  33.10%     24.8%
1998 thru 5/29....................      12.04%       9.43%  13.12%    13.33%

                                      ---

(1) The Dow 5 model common stocks for the "1 Year" column above were selected by applying The Dow 5 model on the business day prior to the beginning of each year. The Dow 5 model common stocks for the "2 Year" column above were se-lected by applying The Dow 5 model as of the business day prior to the begin-ning of each two year period commencing in December 31, 1972. The hypothetical total returns for the Two Year Strategy would be different if the portfolios were determined in years other than those selected. The Dow 5 model includes common stocks listed in the DJIA and S&P 500.

(2) Total return represents the change in market price for the one-year period plus dividends, divided by the initial price for a given year, for each group of stocks. Total return does not take into consideration any sales charges, commissions, expenses or taxes. From 1973 through 1997, the average annual to-tal returns for the One Year and Two Year Strategies of The Dow 5 model were 21.12% and 22.26%, respectively, while the S&P 500 and the DJIA achieved aver-age annual total returns of 12.87% and 13.00%, respectively. The average an-nual total returns for The Dow 5 model for the one year, five year, ten year, twenty year and twenty-five year periods ended December 31, 1997 were 20.07%, 22.79%, 20.15%, 21.07%, and 21.12%, respectively, for the One Year Strategy and 20.07%, 24.02%, 22.26%, 22.94% and 22.26%, respectively, for the Two Year
Strategy. These hypothetical results represent the past performance of The Dow 5 model and not the actual Trust. Past performance does not guarantee future results. Although the Trust seeks to achieve a better performance than the S&P 500 and the DJIA, there can be no assurance that the Trust will achieve a bet-ter performance over any investment period in the Trust or over rollover peri-ods, if successive trusts are available.

SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1973?
ONE YEAR STRATEGY

                             [GRAPH APPEARS HERE]

             The Dow 5-1 year         DJIA         S&P 500
----------------------------------------------------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
5/29/98      $1,349,042               $241,444     $233,770

TWO YEAR STRATEGY

                             [GRAPH APPEARS HERE]

             The Dow 5-2 year         DJIA         S&P 500
----------------------------------------------------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998 YTD     $1,968,382               $241,444     $233,770

                                      ---

The charts on the previous page represent hypothetical past performance of The Dow 5 model (but not the Trust), the S&P 500 and the DJIA from January 1, 1973 through May 29, 1998 and should not be considered indicative of future re-sults. The charts assume that all dividends are reinvested and does not re-flect sales charges, commissions, expenses or taxes. The returns for The Dow 5 model reflect the adjustment of the securities included in The Dow 5 model ev-ery year for the chart entitled "One Year Strategy" and every two years begin-ning December 31, 1972 for the chart entitled "Two Year Strategy," in accor-dance with The Dow 5 model, and they do not indicate the actual performance of any investment product. There can be no assurance that the Trust will outperform the S&P 500 or the DJIA over its life or over consecutive rollover periods, if available.

General Information

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at their current market value. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the remaining deferred sales charge at the time of redemption. However, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units at or before the Second Year Com-mencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and, accordingly, are only responsible for the remaining deferred sales charges for the First Year Deferred Period. See "Redemption" in Part B of this Prospectus.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Rollover Unitholders will not be permitted to apply New Trust purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Of-fering Price" in Part B of this Prospectus.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST

The Sponsor intends to create separate series of the Trust (the "New Trusts") approximately 13 months after the Initial Date of Deposit of the Trust and also in conjunction with the termination of the Trust (approximately 24 months after the Initial Date of Deposit). The portfolio of the New Trusts will con-tain common stocks that are selected by the Sponsor using the same criteria and investment philosophy employed by this series of the Trust. Unitholders may elect to have their proceeds reinvested into a New Trust, if available, approximately 13 months or 24 months after the Initial Date of Deposit by no-tifying the Trustee of this election by the Interim Rollover Notification Date ("Interim Rollover") or the Final Rollover Notification Date ("Final Rollover"), respectively. Such a Unitholder's Units will be redeemed in-kind, the distributed Securities sold, and the proceeds invested in a New Trust or a trust with a similar investment strategy at a reduced sales charge, provided such New Trust or other similar trust is offered and Units are available. Cash not invested in a New Trust or other eligible trust will be distributed. (Unitholders electing to have their proceeds reinvested during the Interim Rollover shall be referred to herein as "Interim Rollover Unitholders;" those electing to do so during the Final Rollover shall be referred to herein as "Final Rollover Unitholders" and each shall collectively be referred to as "Rollover Unitholders.") Rollover Unitholders therefore will generally not re-ceive an interim or final liquidation distribution (other than cash not in-vested in a New Trust or other eligible trust), but will receive Units in a New Trust or other eligible trust. On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain cap-ital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Generally, Final Rollover Unitholders would qualify for such tax treatment whereas Interim Rollover Unitholders would be subject to a maximum stated marginal tax rate of 28% on long-term capital gains resulting from ownership of Units. See "Tax Status" in Part B of this Prospectus. Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are intro-duced from time to time that affect tax rates and could affect relative dif-ferences at which or-

                                      ---
dinary income and capital gains are taxed. See "Tax Status" in Part B of this Prospectus. This exchange option may be modified, terminated or suspended. See "Special Redemption, Liquidation and Investment in a New Trust" in Part B of this Prospectus.

REINVESTMENT

Distributions from the Trust can be reinvested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from the Trust can be reinvested at a reduced sales charge into addi-tional Units of the Trust. See "Distributions to Unitholders" and "Accumula-tion Plan" in Part B of this Prospectus. In addition, Unit trust purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

SECONDARY MARKET FOR UNITS

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust plus a sales charge as set forth above in "Investing in the Trust--Sales Charge." If a secondary market is not maintained, a Unitholder may still redeem his Units through the Trustee. See "Redemption" in Part B of this Prospectus. Any applicable deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

TERMINATION

Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written no-tice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders not electing the "Rollover Option" or a dis-tribution of shares will receive a cash distribution within a reasonable time after the Trust's termination. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of this Prospectus.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-ef-ficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. More than
1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of the Trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                      ---

--------------------------------------------------------------------------------

                  NUVEEN--THE DOW 5/sm/ PORTFOLIO, JULY 1998

                      (Nuveen Unit Trusts, Series 16)

   Schedule of Investments at the Initial Date of Deposit, June 30, 1998

                                      PERCENTAGE OF  MARKET
               NAME OF ISSUER OF        AGGREGATE    VALUE      COST OF    CURRENT
 NUMBER OF        SECURITIES            OFFERING      PER    SECURITIES TO DIVIDEND
  SHARES      (TICKER SYMBOL)(1)          PRICE      SHARE     TRUST(2)    YIELD(3)
-----------------------------------------------------------------------------------
   526     AT&T Corporation (T)          19.99%     $56.8750   $ 29,916     2.32%
   575     Caterpillar Inc. (CAT)        20.13       52.3750     30,116     2.29%
   439     General Motors
           Corporation (GM)              20.02       68.2500     29,962     2.93%
   698     International Paper
           Company (IP)                  20.00       42.8750     29,927     2.33%
   756     Philip Morris Companies,
           Inc. (MO)                     19.86       39.3125     29,720     4.07%
 -----                                   ------                --------
 2,994                                     100%                $149,641
 =====                                   ======                ========

---------

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on June 29, 1998.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been deter-mined by the Trustee. The aggregate underlying value of the Securities on the Initial Date of Deposit was $149,641. Cost and gain or (loss) to Spon-sor relating to the Securities sold to the Trust were $150,017 and $(376), respectively.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

                                      ---

-------------------------------------------------------------------------------

                 NUVEEN-THE DOW 5/sm/ PORTFOLIO, JULY 1998

                     (Nuveen Unit Trusts, Series 16)

   Statement of Condition at the Initial Date of Deposit, June 30, 1998

TRUST PROPERTY
Investment in Equity Securities represented by purchase con-
 tracts(1)(2)........................................................  $149,641
Organizational and offering costs(3).................................    23,850
                                                                       --------
      Total..........................................................  $173,491
                                                                       ========
LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
  Deferred sales charge(4)...........................................  $  2,645
  Accrued organizational and offering costs(3).......................    23,850
                                                                       --------
      Total..........................................................  $ 26,495
                                                                       ========
INTEREST OF UNITHOLDERS:
  Unit of fractional undivided interest outstanding (15,115)
  Cost to investors(5)...............................................  $151,111
    Less: Gross underwriting commission(6)...........................     4,115
                                                                       --------
  Net amount applicable to investors.................................  $146,996
                                                                       ========
      Total..........................................................  $173,491
                                                                       ========

---------

(1) Aggregate cost of Securities listed under "SCHEDULE OF INVESTMENTS" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational and offering costs which will be amortized over the first 18 months of the Trust. The estimated organization and offering costs are based upon an estimate that 1,200,000 Units of the Trust will be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($0.175 per Unit), payable to the Sponsor in ten equal monthly installments of $0.0175 per Unit beginning on August 31, 1998, and on the last business day of each month thereafter through May 28, 1999. Unitholders who hold their Units after the Second Year Commencement Date will be assessed an additional deferred sales charge ($0.15 per Unit) for the Second Year De-ferred Period. Such deferred sales charge is not represented in the amount reflected.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.25% of the Public Offering Price includes both an up-front and a deferred sales charge and has been calcu-lated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases and that all Units are held after the Second Year Commencement Date. In single transactions involving 5,000 Units or more, the sales charge is reduced. In addition, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liq-uidation Period or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and, accordingly, are only re-sponsible for the remaining deferred sales charge for the First Year De-ferred Period. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 16:

We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 16 (Nuveen--The Dow 5 Portfolio, July 1998), as of June 30, 1998. These financial statements are the responsibility of the Spon-sor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of con-dition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 16 (Nuveen--The Dow 5 Portfolio, July 1998), as of June 30, 1998, in conformity with generally ac-cepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

June 30, 1998.

                                      ---

[NUVEEN LOGO]

Defined                          The Dow 10/SM/ Portfolio, July 1998
Portfolios
                                 CUSIP 67065K 148-DIVIDENDS IN CASH
                                 CUSIP 67065K 155-DIVIDENDS REINVESTED

        PROSPECTUS PART A DATED JUNE 30, 1998

Overview

The Nuveen--The Dow 10sm Portfolio, July 1998 (the "Trust") is a unit investment trust consisting of the common stocks of the ten companies in the Dow Jones Industrial Averagesm ("DJIAsm") that have the highest dividend yields two business days prior to the Date of Deposit. The Trust seeks to provide an above average total return through a combination of capital appreciation and dividend income. The Trust is scheduled to terminate in approximately 24 months.

This Part A Prospectus may not be distributed unless accompanied by the Nuveen Equity Unit Trust Prospectus-Part B which is dated June 30, 1998. Part B of this Prospectus is attached.

Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the FDIC or any other Federal agency and involve investment risk, including the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


 Contents
 1 OVERVIEW                                 7 DISTRIBUTIONS
 2 TRUST SUMMARY AND FINANCIAL
   HIGHLIGHTS                               7 Income and Capital Distributions
 2 Essential Information                    7 INVESTING IN THE TRUST
 2 Expense Information                      7 Sales Charges
 4 TRUST STRATEGIES                         8 Dealer Concessions
 4 Investment Objective                     8 HYPOTHETICAL PERFORMANCE INFORMATION
 4 Investment Philosophy                   11 GENERAL INFORMATION
 4 Investor Suitability                    11 Optional Features
 4 How the Trust Selects Investments       12 Secondary Market for Units
 4 The Dow Jones Industrial Average/sm/    12 Termination
 5 RISK FACTORS                            12 The Sponsor
 6 Litigation                              13 SCHEDULE OF INVESTMENTS
 6 SECURITIES SELECTED FOR THE TRUST       14 STATEMENT OF CONDITION
                                           15 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

"Dow Jones Industrial Averagesm", The Dow 5/sm/, The Dow 10/sm/ and "DJIA/sm/" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by John Nuveen & Co. Incorporated ("Nuveen") on behalf of the Trust. The Trust is not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Trust.


                                      ---
        D10-07-98-P                    1

Nuveen-The Dow 10SM Portfolio, July 1998

        TRUST SUMMARY AND FINANCIAL HIGHLIGHTS as of June 30, 1998

                             ESSENTIAL INFORMATION

Initial Date of Deposit:             June 30, 1998             Final Special Redemption and Liquidation
Interim Rollover Notification Date:  June 25, 1999             Period:     June 15, 2000-June 30, 2000
Final Rollover Notification Date:    May 26, 2000              Second Year Commencement Date:   August 6, 1999
Interim Special Redemption and Liquidation Period:             Initial Number of Units (1):  15,084
  July 15, 1999-July 29, 1999                                  Fractional Undivided Interest per Unit:  1/15,084

-------------------------------------------------------------------------------

PUBLIC OFFERING PRICE (2)                                        INDUSTRY DIVERSIFICATION
Aggregate Offering Price of Securities:             $149,341        Auto Manufacturing (10%)
Aggregate Offering Price of Securities per                          Financial Services/Banking (10%)
  Unit:                                                $9.90        Machinery/Construction (10%)
 Plus Maximum Sales Charge of 4.25%                                 Manufacturing (10%)
  (4.293% of the Net Amount                                         Oil/Gas--International (20%)
  Invested) (3):                                      $0.425        Forest Products and Paper (10%)
 Less Deferred Sales Charge (3):                      $0.325        Photo Equipment/Supplies (10%)
Initial Public Offering Price per                                   Utilities/Telecommunication (10%)
 Unit:                                                $10.00        Tobacco/Food Processing (10%)
-------------------------------------                               --------------------------------------
ESTIMATED ANNUAL INCOME DISTRIBUTIONS (4)                           MANDATORY TERMINATION DATE
Estimated Annual Income                                             June 29, 2000
 Distributions (per Trust)                            $4,108
Estimated Annual Income
 Distributions (per Unit)                            $.24337


                              EXPENSE INFORMATION


SALES CHARGES (MAXIMUM TOTAL 4.25%) (5)


                                  AMOUNT PER $1000
                                      INVESTED
                                 (AS OF THE INITIAL
                                  DATE OF DEPOSIT)
                                 ------------------
Maximum Initial
 Sales Charge Im-
 posed on Purchases
 (as a % of Initial
 Public Offering
 Price) (5):.......  1.00%             $10.00
Deferred Sales
 Charge During
 First Year De-
 ferred Period (as
 a % of Initial
 Public Offering
 Price) (5)(6):....  1.75%             $17.50
Deferred Sales
 Charge During Sec-
 ond Year Deferred
 Period (as a % of
 Initial Public Of-
 fering Price)
 (5)(6):...........  1.50%             $15.00
Total Deferred
 Sales Charge (as a
 % of Initial Pub-
 lic Offering
 Price) (5)(6):....  3.25%             $32.50
Maximum Total Sales
 Charge (5)(6):....  4.25%             $42.50
Maximum Sales
 Charge on Rein-
 vested Dividends
 (as a % of Initial
 Public Offering
 Price) (5)(6):....  3.25%             $32.50

ESTIMATED ANNUAL OPERATING EXPENSES
(PER UNIT) (7)
-------------------------------------
Trustee's Fee:                       $.00950
Organizational and Offering Ex-
 penses:                             $.01325
Sponsor's Supervisory Fee (8):       $.00250
Miscellaneous Expenses and Licens-
 ing
 Fees (9):                           $.00375
                                     -------
Total Annual Expenses:               $.02900
                                     =======

ESTIMATED COSTS OVER TIME
The following are the estimated cu-
mulative costs on a $1,000 invest-
ment, assuming (as mandated by the
Securities and Exchange Commission)
a 5% annual return, and reinvestment
of all distributions:

Over 1 Year                  $ 30.41
Over 3 Years                 $ 66.52
Over 5 Years                 $103.02
Over 10 Years                $196.19

The examples reflect both the esti-
mated operating expenses and maximum
sales charge on an increasing in-
vestment (had the net annual return
been reinvested in the Trust). The
examples should not be considered
representations of future expenses
or annual rates of return; the ac-
tual expenses and annual rates of
return may be more or less than
those used in the examples. In addi-
tion, while the investment has a
term of approximately 24 months, in-
vestors may be able to reinvest
their proceeds into subsequently of-
fered trusts, subject to additional
sales charges. Those subsequent
sales charges are reflected above.

                                      ---

--------------------------------------------------------------------------------
Notes to Essential Information and Expense Information:

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or de-crease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange or the NASDAQ Na-tional Market System is valued at the closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge represents an amount equal to the difference between the Maximum Total Sales Charge for the trust of 4.25% of the Public Offering Price and the maximum remaining deferred sales charge (initially $0.325 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the last business day of each month, over the period commencing August 31, 1998 through May 28, 1999 (the "First Year Deferred Period") and a deferred sales charge of $0.015 per Unit, payable on the last business day of each month, over the period com-mencing August 31, 1999 through May 31, 2000 (the "Second Year Deferred Pe-riod"). Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Spe-cial Redemption and Liquidation Period (as described in "Special Redemp-tion, Liquidation and Investment in a New Trust") or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period. Subsequent to the Initial Date of Deposit, the amount of the ini-tial sales charge will vary with changes in the aggregate value of the Se-curities in the Trust. Deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. Any applicable uncollected deferred sales charge amounts re-maining when a Unitholder sells or redeems their Units will be deducted from the sales or redemption proceeds. See "Investing in the Trust-Sales Charges," below and "Public Offering Price" in Part B of this Prospectus for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the indi-vidual Securities. No sales to investors will be executed at this price. Additional Securities may be deposited during the day of the Initial Date of Deposit. See "Public Offering Price" in Part B of this Prospectus.

(4) Estimated Annual Income Distributions are based on the most recently de-clared dividends of the Securities. Estimated Annual Income Distributions per Unit are based on the number of Units, the fractional undivided inter-est in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Trust will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(5) The Maximum Initial Sales Charge (as a percentage of the Initial Public Of-fering Price) is the difference between the Maximum Total Sales Charge of 4.25% and the maximum remaining deferred sales charge (initially $0.325 per Unit) and would exceed 1% if the Public Offering Price exceeds $10.00 per Unit. The actual deferred sales charge is $0.0175 per Unit per month during the First Year Deferred Period and $0.015 per Unit per month during the Second Year Deferred Period, irrespective of the purchase or redemption price, deducted on such dates set forth in "Investing in the Trust." Except as noted in "Investing in the Trust" or "Redemption" in Part B of this Pro-spectus, if a Unitholder sells or redeems Units before all of these deduc-tions have been made, the balance of the deferred sales charge payments re-maining will be deducted from the sales or redemption proceeds. If the Pub-lic Offering Price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 3.25%; if the Public Offering Price is less than $10.00 per Unit, the deferred portion of the sales charge will be greater than 3.25%.

(6) Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Re-demption and Liquidation Period (as described under "Special Redemption, Liquidation and Investment in a New Trust") or Unitholders who sell or re-deem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its or-ganizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materi-als or any other selling expenses), as is common for mutual funds. See "Trust Operating Expenses" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

(8) The Sponsor's Supervisory Fee compensates the Sponsor and/or its affiliates for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust. See "Trust Operating Expenses" in Part B of this Prospectus.

(9) The Miscellaneous Expenses and Licensing Fees include the estimated per Unit costs associated with an annual fee paid by the Trust to Dow Jones for the license to use service marks, trademarks and trade names.

                                      ---

Trust Strategies

INVESTMENT OBJECTIVE

The objective of the Trust is to provide above-average total return through a combination of capital appreciation and dividend income. There is no assurance that the Trust will achieve its investment objective.

INVESTMENT PHILOSOPHY

The Trust consists of a portfolio of common stocks chosen through the applica-tion of an investment model that selects the common stocks of the ten compa-nies in the DJIA that have the highest dividend yields ("The Dow 10sm model"). Nuveen (the "Sponsor") believes that dividends play an important part in total return, and stocks that have higher dividend yields may also be undervalued. The Sponsor believes that blue chip stocks that are undervalued have the po-tential for higher total returns over time.

For the Trust, The Dow 10 model was applied two business days prior to the Date of Deposit. The Trust is a non-managed investment vehicle which employs a buy and hold investment strategy. Through the application of The Dow 10 model, the Trust seeks to buy the Securities at depressed prices and to sell them at relatively high prices. The Sponsor believes that there may be benefits to having the discipline not to sell based on bad news. The Trust plans to hold, for approximately 24 months, the stocks selected. At the end of that period, the portfolio will be liquidated. Nuveen intends to create separate series of the Trust that utilize The Dow 10 model, approximately 13 months after the Initial Date of Deposit and also in conjunction with the termination of the Trust. Investors may reinvest redemption or termination proceeds in one of the new portfolios at a reduced sales charge, if available. Each portfolio is de-signed to be part of a longer term strategy and Nuveen believes that more con-sistent results are likely if the strategy is followed for at least three to five years. See "Special Redemption, Liquidation and Investment in a New Trust." Of course, there is no guarantee that the Trust, any particular Secu-rity or this investment strategy over any time periods will provide positive returns or will not lose money. Nuveen intends to periodically create addi-tional Units of this Trust. To do this, Nuveen expects to deposit additional Securities in the Trust or cash (including a letter of credit) with instruc-tions to the Trustee to purchase additional Securities. Such deposit of Secu-rities will be done in a manner that will allow the original proportionate re-lationship among the Securities to be maintained as closely as practicable.

INVESTOR SUITABILITY

The Trust is a suitable investment for investors:

 . Seeking to own a common stock unit trust with the potential to outperform the S&P 500;

 . Seeking the opportunity to purchase a defined portfolio of widely held stocks that are included in the DJIA.

 . Purchasing the Trust through a tax-deferred vehicle.

 . Seeking Securities with relatively high dividends and reduced price volatil-ity.

The Trust is not a suitable investment if:

 . You are unwilling to assume the risks inherent in investing in common stock over a relatively short time horizon.

HOW THE TRUST SELECTS INVESTMENTS

The Securities included in the Trust's portfolio are the common stocks of the ten companies listed on the DJIA with the highest dividend yields two business days prior to the Initial Date of Deposit. The dividend yields were calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the Security as of the close of business two business days prior to the Date of Deposit. A description of the Securities included in the Trust is set forth below under "Securities Selected for the Trust" and "Schedule of Investments."

THE DOW JONES INDUSTRIAL AVERAGESM

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock ex-change or any official agency. For the sake of continuity,

                                      ---
changes are made rarely. However, on March 17, 1997 four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores, Inc. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. The follow-ing is a list of the companies which currently comprise the DJIA.

AT&T Corporation
Allied Signal
Aluminum Company of America
American Express Company
Boeing Company
Caterpillar Inc.
Chevron Corporation
Coca-Cola Company
Walt Disney Company
E.I. du Pont de Nemours & Company
Eastman Kodak Company
Exxon Corporation
General Electric Company
General Motors Corporation
Goodyear Tire & Rubber Company
Hewlett-Packard Co.
International Business Machines Corporation
International Paper Company
Johnson & Johnson
McDonald's Corporation
Merck & Company, Inc.
Minnesota Mining & Manufacturing Company
J.P. Morgan & Company, Inc.
Philip Morris Companies, Inc.
Procter & Gamble Company
Sears, Roebuck & Company
Travelers Group, Inc.
Union Carbide Corporation
United Technologies Corporation
Wal-Mart Stores, Inc.

Risk Factors

Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should con-sider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objec-tive.

Market risk: the risk that the market value of a stock or the Trust may change rapidly and unpredictably, causing the stock or the Trust to be worth less than its original price. Volatility in the market price of the Securities in the Trust changes the value of the Units of the Trust. Market value may be af-fected by a variety of factors, including, among others, general stock market movements, changes in the perceptions about the issuers, changes in interest rates or inflation, or changes in the financial condition of the issuers of the Securities. The equity markets tend to have periods of generally rising prices and periods of generally falling prices and are currently at histori-cally high levels. Because the Trust is not managed, Securities in the Trust will generally not be sold in response to market fluctuations, although Secu-rities may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles. In addition, the relative lack of diversity of Securities in the Trust's portfolio resulting from the Trust containing only ten Securities may subject Unitholders to greater market risk than other in-vestment vehicles that have more diversified portfolios.

Inflation risk: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As in-flation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

The Securities included in the Trust generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in the DJIA. Accordingly, these Securities may be experiencing financial dif-ficulty; may be out of favor in the market because of a variety of factors in-cluding, but not limited to, weak performance, poor earnings forecasts, nega-tive publicity, litigation or legislation; or may be reacting to general mar-ket factors. There can be no assurance that the market factors that caused the relatively low prices and high yields of the Securities will change, that any negative condi-

                                      ---
tions adversely affecting the share prices will improve, that share prices will not decline further or that the Securities will continue to be included in the DJIA.

LITIGATION

On the Initial Date of Deposit, Philip Morris Companies common stock repre-sents approximately 10% of the value of the Trust. Pending legal proceedings against Philip Morris cover a wide range of matters including product liabil-ity and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning regulatory and legis-lative measures will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Trust, which could in turn adversely affect Unit prices.

See "Risk Factors" in Part B of this Prospectus for an additional discussion of potential risks.

Securities Selected for the Trust

AT&T CORPORATION

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The Com-pany also provides voice, data and image telecommunications services, includ-ing domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.

CATERPILLAR INC.

Caterpillar Inc. designs, manufactures, and markets earthmoving and construc-tion machines, as well as mining and agricultural machinery. The company pro-vides financing alternatives for its equipment. Caterpillar's machines are distributed through 65 dealers in the United States and 132 internationally. Machines are used for marine, agricultural, petroleum, industrial, and other applications.

CHEVRON CORPORATION

Chevron Corporation, headquartered in San Francisco, California, is an inter-national oil company with activities in the United States and abroad. The Com-pany is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as trans-porting the products. The Company is also involved in the mineral and chemical industries.

EASTMAN KODAK COMPANY

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projec-tors, processing equipment, audiovisual equipment, copiers, microfilm prod-ucts, applications software, printers and other equipment.

EXXON CORPORATION

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natu-ral gas, manufactures petroleum products, explores for and mines coal and min-erals, and transports and sells crude oil, natural gas and petroleum products.

GENERAL MOTORS CORPORATION

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmo-bile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

INTERNATIONAL PAPER COMPANY

International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, lami-nated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.

MINNESOTA MINING AND MANUFACTURING COMPANY

Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minneso-ta, manufac-

                                      ---
tures industrial, electronic, health, consumer and information-imaging prod-ucts for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. MORGAN & COMPANY, INC.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an in-tegrated range of advisory, financing, trading, investment and related capa-bilities.

PHILIP MORRIS COMPANIES, INC.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capi-tal Corporation.

Nuveen has obtained these company descriptions from sources it deems reliable. However, Nuveen has not independently verified the accuracy or completeness of the information provided.

Distributions

INCOME AND CAPITAL DISTRIBUTIONS

Cash dividends received by the Trust will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning December 31, 1998, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively. Rollover Unitholders (as defined below) will generally receive upon liquida-tion their pro rata portion of the Income Account as Units of the New Trust (as defined below). Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unitholder (other than a Rollover Unitholder) his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Distributions To Unitholders" in Part B of this Prospectus. For distributions to Rollover Unitholders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unitholder may elect to have each distribution of income or capi-tal on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust subject only to applicable remain-ing deferred sales charge payments. See "Distributions to Unitholders" in Part B of this Prospectus.

Investing in the Trust

SALES CHARGES

The maximum sales charge of 4.25% of the public offering price consists of an initial sales charge equal to the difference between the maximum sales charge of 4.25% and the maximum remaining deferred sales charge, initially $0.325 per Unit, and any remaining deferred sales charge. Unitholders will be assessed during the first year of the Trust a deferred sales charge of $0.175 per Unit, payable on the last business day of each month, over the period commencing Au-gust 31, 1998 through May 28, 1999 (the "First Year Deferred Period"). Unitholders will also be assessed during the second year of the Trust a de-ferred sales charge of $0.15 per Unit, in installments of $0.015 per Unit pay-able on the last business day of each month over the period commencing August 31, 1999 through May 31, 2000 (the "Second Year Deferred Period"). Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addition, certain classes of investors are entitled to purchase Units at re-duced sales charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transactions (including deferred sales charges) are as follows:

-------------------------------------------------------------------------------

SALES CHARGES

                                           FIRST    SECOND     TWO-      PER-
                                            YEAR     YEAR   YEAR TOTAL CENT***
 NUMBER                          INITIAL  DEFERRED DEFERRED MAXI- MUM   OF NET
   OF                             SALES    SALES    SALES     SALES     AMOUNT
 UNITS*                          CHARGE**  CHARGE   CHARGE   CHARGE++  INVESTED
 ------                          -------- -------- -------- ---------- --------
Less than 5,000.................  1.00%    $0.175   $0.15       4.25%   4.293%
5,000 to 9,999..................  0.75%    $0.175   $0.15       4.00%   4.040%
10,000 to 24,999................  0.50%    $0.175   $0.15       3.75%   3.788%
25,000 to 49,999................  0.25%    $0.175   $0.15       3.50%   3.535%
50,000 to 99,999................  0.00%    $0.175   $0.15       3.25%   3.283%
100,000 or more.................  0.00%    $0.175   $0.15       2.50%+  2.525%
Wrap Accounts...................  0.00%    $0.175   $0.15       2.15%+  2.172%
Rollover
 (per Unit).....................  0.00%    $0.175   $0.15    $0.325     3.283%

                                      ---

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

**Based upon a $10.00 Public Offering Price. This will fluctuate based upon the Public Offering Price of the Units at the time of purchase and the date of purchase.

***Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.

+All Units of the Trust will be subject to the applicable deferred sales charge per Unit regardless of sales charge discounts. Investors who, as a re-sult of sales charge discounts, are eligible to purchase Units subject to a maximum total sales charge less than the applicable maximum deferred sales charge will be credited the difference between these amounts at the time of purchase.

++The Public Offering Price per Unit is rounded to the nearest cent and ac-cordingly the actual sales charge paid by an investor may be slightly greater or less than the amounts reflected.

UNITHOLDERS WHO ELECT TO ROLL THEIR UNITS INTO A NEW SERIES OF THE TRUST OR A TRUST WITH A SIMILAR INVESTMENT STRATEGY DURING THE INTERIM SPECIAL REDEMPTION AND LIQUIDATION PERIOD (AS DESCRIBED UNDER "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST") OR UNITHOLDERS WHO SELL OR REDEEM THEIR UNITS AT OR BEFORE THE SECOND YEAR COMMENCEMENT DATE WILL NOT BE ASSESSED THE DE-FERRED SALES CHARGE OF $0.15 PER UNIT FOR THE SECOND YEAR DEFERRED PERIOD AND ACCORDINGLY THE SALES CHARGES PAID BY THOSE UNITHOLDERS SHALL BE LESS THAN THE TOTAL MAXIMUM SALES CHARGE INDICATED ABOVE.

DEALER CONCESSIONS

The Sponsor plans to allow a discount to dealer firms in connection with the distribution of Units. The discounts, based on number of Units sold, are pro-vided below. Dealer firms are entitled to receive an additional concession in accordance with the schedule provided below for Units that continue to be held after the Second Year Commencement Date by Unitholders that purchased such Units through the respective dealer firm:

-------------------------------------------------------------------------------

DEALER CONCESSIONS

                                                         ADDITIONAL APPROXIMATE
                                                         CONCESSION    TOTAL
                                                         FOR UNITS  % DISCOUNT
                                                         HELD AFTER  PER UNIT
                                                           SECOND    FOR UNITS
                                                            YEAR    HELD AFTER
 NUMBER                                                  COMMENCE-  SECOND YEAR
   OF                                         % DISCOUNT MENT DATE   COMMENCE-
 UNITS*                                        PER UNIT   PER UNIT  MENT DATE**
 ------                                       ---------- ---------- -----------
Less than 5,000..............................    2.10%     $0.10       3.10%
5,000 to 9,999...............................    1.90       0.10       2.90
10,000 to 24,999.............................    1.65       0.10       2.65
25,000 to 49,999.............................    1.40       0.10       2.40
50,000 to 99,999.............................    1.15       0.10       2.15
100,000 or more..............................    0.50       0.10       1.50
Rollover.....................................    1.10       0.10       2.10
Wrap Accounts................................    0.00       0.00       0.00

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.

**Based upon a $10.00 Public Offering Price. This percentage will fluctuate based upon the Public Offering Price of the Units at the time of purchase.

Hypothetical Performance Information

The following table compares the actual performance of the S&P 500 Composite Stock Price Index (the "S&P 500") and the DJIA with the hypothetical perfor-mance of approximately equal amounts invested in the common stocks chosen by The Dow 10 model (but not the Trust) in each of the 25 years listed below, as of the business day prior to the beginning of each year for the returns pro-vided in the "1 Year" column ("One Year Strategy Returns") below and as of the business day prior to the beginning of every other year commencing December 31, 1972, for the returns provided in the "2 Year" column ("Two Year Strategy Returns").

The returns shown herein are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. The common stocks selected by The Dow 10 model underperformed the S&P 500 and/or the DJIA in certain years. Accordingly, there can be no assurance that the Trust's portfolio will outperform the S&P 500 or the DJIA over the life of the Trust or over consecutive rollover periods, if available.

A holder of Units in the Trust would not necessarily realize as high a total return on an investment in stocks upon which the hypothetical returns are based for the following reasons among others: the total return figures shown do not re-

                                      ---
flect sales charges, commissions, Trust expenses or taxes; the Trust is estab-lished at a different time of the year; the Trust may not be fully invested at all times or equally weighted in all stocks selected by The Dow 10 model; past performance is not indicative of future results; and Securities are often pur-chased or sold at prices different from the closing prices used in buying and selling Units.

-------------------------------------------------------------------------------

COMPARISON OF TOTAL RETURN(2)

                                                    ANNUALIZED
                                                   HYPOTHETICAL
                                                   THE DOW 10SM
                                                    ONE AND TWO
                                                   YEAR STRATEGY
                                                     RETURNS(1)   S&P 500 DJIASM
                                                   --------------  TOTAL   TOTAL
YEAR                                               1 YEAR  2 YEAR RETURNS RETURNS
----                                               ------  ------ ------- -------
1973..............................................  4.01%   4.01% -14.50%  -13.1%
1974.............................................. -1.02%  -9.95% -26.03%  -23.1%
1975.............................................. 56.10%  56.10%  36.92%   44.4%
1976.............................................. 35.18%  38.44%  23.64%   22.7%
1977.............................................. -1.74%  -1.74%  -7.16%  -12.7%
1978..............................................  0.24%   9.09%   6.39%    2.7%
1979.............................................. 12.99%  12.99%  18.19%   10.5%
1980.............................................. 27.23%  30.40%  31.48%   21.4%
1981..............................................  7.51%   7.51%  -4.85%   -3.4%
1982.............................................. 26.04%  26.96%  20.37%   25.8%
1983.............................................. 38.75%  38.75%  22.31%   25.7%
1984..............................................  5.95%   7.36%   5.97%    1.1%
1985.............................................. 29.43%  29.43%  31.06%   32.8%
1986.............................................. 34.80%  29.58%  18.54%   26.9%
1987..............................................  6.07%   6.07%   5.67%    6.0%
1988.............................................. 24.33%  24.03%  16.34%   16.0%
1989.............................................. 26.46%  26.46%  31.23%   31.7%
1990.............................................. -7.57%  -1.23%  -3.14%   -0.6%
1991.............................................. 34.84%  34.84%  30.00%   23.9%
1992..............................................  7.48%  13.12%   7.43%    7.4%
1993.............................................. 27.26%  27.26%   9.94%   16.7%
1994..............................................  3.88%   7.36%   1.29%    5.0%
1995.............................................. 34.92%  34.92%  37.11%   36.5%
1996.............................................. 27.99%  31.99%  22.68%   28.6%
1997.............................................. 21.69%  21.69%  33.10%   24.8%
1998 thru 5/29.................................... 10.73%   9.55%  13.12%  13.33%

(1) The Dow 10 model common stocks for the "1 Year" column above were selected by applying The Dow 10 model on the business day prior to the beginning of each year. The Dow 10 model common stocks for the "2 Year" column above were selected by applying the Dow 10 model as of the business day prior to the be-ginning of each two year period commencing in December 31, 1972. The hypothet-ical total returns for the Two Year Strategy would be different if the portfo-lios were determined in years other than those selected. The Dow 10 model in-cludes common stocks listed in the DJIA and S&P 500.

(2) Total return represents the change in market price for the one-year period plus dividends, divided by the initial price for a given year, for each group of stocks. Total return does not take into consideration any sales charges, commissions, expenses or taxes. From 1973 through 1997, the average annual to-tal returns for the One Year and Two Year Strategies of The Dow 10 model were 18.27% and 19.21%, respectively while the S&P 500 and the DJIA achieved aver-age annual total returns of 12.87% and 13.00%, respectively. The average an-nual total returns for The Dow 10 model for the one year, five year, ten year, twenty year and twenty-five year periods ended December 31, 1997 were 21.69%, 22.67%, 19.32%, 18.64% and 18.27%, respectively, for the One Year Strategy and 21.69%, 24.25%, 21.48%, 20.25% and 19.21%, respectively, for the Two Year
Strategy. These hypothetical results represent the past performance of The Dow 10 model and not the actual Trust. Past performance does not guarantee future results. Although the Trust seeks to achieve a better performance than the S&P 500 and the DJIA, there can be no assurance that the Trust will achieve a bet-ter performance over any investment period in the Trust or over rollover peri-ods, if successive trusts are available.

                                      ---

SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1973?

ONE YEAR STRATEGY

     The graph depicts how a $10,000 investment in the Dow-10, DJIA and the S&P 500 Index in 1973, grows to $743,647, $241,444 and $233,770, respectively.

TWO YEAR STRATEGY

     The graph depicts how a $10,000 investment in the Dow-10, DJIA and the S&P 500 Index in 1973, grows to $886,220, $241,444 and $233,770, respectively.


The charts above represent hypothetical past performance of The Dow 10 model (but not the Trust), the S&P 500 and the DJIA from January 1, 1973 through May 29, 1998 and should not be considered indicative of future results. The charts assume that all dividends are reinvested and does not reflect sales charges, commissions, expenses or taxes. The returns for The Dow 10 model reflect the adjustment of the securities included in The Dow 10 model every year for the chart entitled "One Year Strategy" and every two years beginning December 31, 1972 for the chart entitled "Two Year Strategy," in accordance with The Dow 10 model, and they do not indicate the actual performance of any investment prod-uct. There can be no assurance that the Trust will outperform the S&P 500 or the DJIA over its life or over consecutive rollover periods, if available.

                                      ---

General Information

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at their current market value. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the remaining deferred sales charge at the time of redemption. However, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units at or before the Second Year Com-mencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and, accordingly, are only responsible for the remaining deferred sales charges for the First Year Deferred Period. See "Redemption" in Part B of this Prospectus.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Rollover Unitholders will not be permitted to apply New Trust purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Of-fering Price" in Part B of this Prospectus.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST

The Sponsor intends to create separate series of the Trust (the "New Trusts") approximately 13 months after the Initial Date of Deposit of the Trust and also in conjunction with the termination of the Trust (approximately 24 months after the Initial Date of Deposit). The portfolio of the New Trusts will con-tain common stocks that are selected by the Sponsor using the same criteria and investment philosophy employed by this series of the Trust. Unitholders may elect to have their proceeds reinvested into a New Trust, if available, approximately 13 months or 24 months after the Initial Date of Deposit by no-tifying the Trustee of this election by the Interim Rollover Notification Date ("Interim Rollover") or the Final Rollover Notification Date ("Final Rollover"), respectively. Such a Unitholder's Units will be redeemed in-kind, the distributed Securities sold, and the proceeds invested in a New Trust or a trust with a similar investment strategy at a reduced sales charge, provided such New Trust or other similar trust is offered and Units are available. Cash not invested in a New Trust or other eligible trust will be distributed. (Unitholders electing to have their proceeds reinvested during the Interim Rollover shall be referred to herein as "Interim Rollover Unitholders;" those electing to do so during the Final Rollover shall be referred to herein as "Final Rollover Unitholders" and each shall collectively be referred to as "Rollover Unitholders.") Rollover Unitholders therefore will generally not re-ceive an interim or final liquidation distribution (other than cash not in-vested in a New Trust or other eligible trust), but will receive Units in a New Trust or other eligible trust. On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain cap-ital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Generally, Final Rollover Unitholders would qualify for such tax treatment whereas Interim Rollover Unitholders would be subject to a maximum stated marginal tax rate of 28% on long-term capital gains resulting from ownership of Units. See "Tax Status" in Part B of this Prospectus. Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are intro-duced from time to time that affect tax rates and could affect relative dif-ferences at which ordinary income and capital gains are taxed. See "Tax Sta-tus" in Part B of this Prospectus. This exchange option may be modified, ter-minated or suspended. See "Special Redemption, Liquidation and Investment in a New Trust" in Part B of this Prospectus.

REINVESTMENT

Distributions from the Trust can be reinvested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from the Trust can be reinvested at a reduced sales charge into addi-tional Units of the Trust. See "Distributions to Unitholders" and "Accumula-tion Plan" in Part B of this Prospectus. In addition, Unit trust purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

                                      ---

SECONDARY MARKET FOR UNITS

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust plus a sales charge as set forth above in "Investing in the Trust-- Sales Charge." If a secondary market is not maintained, a Unitholder may still redeem his Units through the Trustee. See "Redemption" in Part B of this Pro-spectus. Any applicable deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

TERMINATION

Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written no-tice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders not electing the "Rollover Option" or a distribu-tion of shares will receive a cash distribution within a reasonable time after the Trust's termination. See "Distributions to Unitholders" and "Other Informa-tion--Termination of Indenture" in Part B of this Prospectus.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-effi-cient investing, believes that a carefully selected portfolio can play an im-portant role in building and sustaining the wealth of a lifetime. More than 1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of the Trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                      ---

-------------------------------------------------------------------------------

                NUVEEN--THE DOW 10SM PORTFOLIO, JULY 1998
                     (Nuveen Unit Trusts, Series 16)

  Schedule of Investments at the Initial Date of Deposit, June 30, 1998

                                                            PERCENTAGE OF
                                                              AGGREGATE    MARKET      COST OF    CURRENT
 NUMBER OF          NAME OF ISSUER OF SECURITIES              OFFERING    VALUE PER SECURITIES TO DIVIDEND
  SHARES                 (TICKER SYMBOL)(1)                     PRICE       SHARE     TRUST(2)    YIELD(3)
----------------------------------------------------------------------------------------------------------
     263   AT&T Corporation (T)                                 10.02%    $ 56.8750   $ 14,958      2.32%
     287   Caterpillar Inc. (CAT)                               10.07       52.3750     15,032      2.29
     181   Chevron Corporation (CHV)                            10.00       82.5000     14,933      2.96
     211   Eastman Kodak Company (EK)                           10.00       70.8125     14,941      2.49
     208   Exxon Corporation (XON)                               9.97       71.5625     14,885      2.29
     219   General Motors Corporation (GM)                      10.01       68.2500     14,947      2.93
     349   International Paper Company (IP)                     10.02       42.8750     14,963      2.33
     126   J.P. Morgan & Company, Inc. (JPM)                    10.02      118.8125     14,970      3.20
     179   Minnesota Mining & Manufacturing Company (MMM)        9.97       83.1875     14,891      2.64
     377   Philip Morris Companies, Inc. (MO)                    9.92       39.3125     14,821      4.07
   -----                                                        -----                 --------
   2,400                                                          100%                $149,341
   =====                                                        =====                 ========

---------

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securi-ties were entered into by the Sponsor on June 29, 1998.

(2) The cost of the Securities to the Trust represents the aggregate under-lying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day pre-ceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. The aggregate underlying value of the Se-curities on the Initial Date of Deposit was $149,341. Cost and gain or
    (loss) to Sponsor relating to the Securities sold to the Trust were $149,761 and $(420), respectively.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

                                      ---

-------------------------------------------------------------------------------

                NUVEEN--THE DOW 10SM PORTFOLIO, JULY 1998
                     (Nuveen Unit Trusts, Series 16)

   Statement of Condition at the Initial Date of Deposit, June 30, 1998

TRUST PROPERTY

Investment in Equity Securities represented by purchase con-
 tracts(1)(2)........................................................  $149,341
Organizational and offering costs(3).................................    23,850
                                                                       --------
      Total..........................................................  $173,191
                                                                       ========
LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
  Deferred sales charge(4)...........................................  $  2,640
  Accrued organizational and offering costs(3).......................    23,850
                                                                       --------
      Total..........................................................  $ 26,490
                                                                       ========
INTEREST OF UNITHOLDERS:
  Unit of fractional undivided interest outstanding (15,084)
  Cost to investors(5)...............................................  $150,808
    Less: Gross underwriting commission(6)...........................     4,107
                                                                       --------
  Net amount applicable to investors.................................   146,701
                                                                       ========
      Total..........................................................  $173,191
                                                                       ========

---------

(1) Aggregate cost of Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational and offering costs which will be amortized over the first 18 months of the Trust. The estimated organization and offering costs are based upon an estimate that 1,200,000 Units of the Trust will be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($0.175 per Unit), payable to the Sponsor in ten equal monthly installments of $0.0175 per Unit beginning on August 31, 1998, and on the last business day of each month thereafter through May 28, 1999. Unitholders who hold their Units after the Second Year Commencement Date will be assessed an additional deferred sales charge ($0.15 per Unit) for the Second Year De-ferred Period. Such deferred sales charge is not represented in the amount reflected.

(5) Aggregate Public Offering Price computed as set forth under "Public Offer-ing Price" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.25% of the Public Offering Price includes both an up-front and a deferred sales charge and has been calcu-lated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases and that all Units are held after the Second Year Commencement Date. In single transactions involving 5,000 Units or more, the sales charge is reduced. In addition, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liq-uidation Period or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and, accordingly, are only re-sponsible for the remaining deferred sales charge for the First Year De-ferred Period. (See "Public Offering Price" in Part B of this Prospectus.)

                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 16:

We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 16 (Nuveen--The Dow 10 Portfolio, July 1998), as of June 30, 1998. These financial statements are the responsibility of the Spon-sor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of con-dition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 16 (Nuveen--The Dow 10 Portfolio, July 1998), as of June 30, 1998, in conformity with generally ac-cepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

June 30, 1998.

                                      ---

                 (This page has been left blank intentionally.)





                                      ---

                              NUVEEN UNIT TRUSTS
                    NUVEEN EQUITY UNIT TRUST PROSPECTUS --
                                    PART B
                                (GENERAL TERMS)

                              JUNE 30, 1998

  This Part B of the Prospectus may not be distributed unless accompanied by Part A. Both Parts of this Prospectus should be retained for future reference.

  Further detail regarding certain of the information provided in the Prospectus may be obtained within five business days of written or telephonic request to the Trustee at 4 New York Plaza, New York, NY 10004-2413 or (800) 257-8787.

  Currently offered at Public Offering Price plus accumulated dividends accrued to the date of settlement. Minimum purchase--either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

  THIS NUVEEN UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in the respective Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of a portfolio of common stocks of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus). Except in specific instances as noted in Part A of the Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "COMPOSITION OF TRUSTS."

  DIVIDEND AND CAPITAL DISTRIBUTIONS. Cash dividends received by the Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier.

  THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is generally equal to a pro rata share of the aggregate underlying value of the Securities in such Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Secondary Market Public Offering Price per Unit for each Trust will generally be equal to a pro rata share of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least the number of Units set forth in Part A of this Prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Securities on the date of tender for redemption. (See "REDEMPTION.") The Sponsor, although not required to do so, may make a secondary market for the Units of the Trusts at prices based upon the aggregate underlying value of the Securities in the respective Trusts (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the applicable remaining deferred sales charge at the time of redemption. (See "MARKET FOR UNITS.")

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
NUVEEN UNIT TRUSTS.........................................................   4
COMPOSITION OF TRUSTS......................................................   5
RISK FACTORS...............................................................   5
PUBLIC OFFERING PRICE......................................................   7
MARKET FOR UNITS...........................................................   9
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  10
TAX STATUS.................................................................  10
RETIREMENT PLANS...........................................................  15
TRUST OPERATING EXPENSES...................................................  15
DISTRIBUTIONS TO UNITHOLDERS...............................................  15
ACCUMULATION PLAN..........................................................  17
REPORTS TO UNITHOLDERS.....................................................  17
UNIT VALUE AND EVALUATION..................................................  17
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  18
OWNERSHIP AND TRANSFER OF UNITS............................................  19
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  20
REDEMPTION.................................................................  20
SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST..............  22
PURCHASE OF UNITS BY THE SPONSOR...........................................  23
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  23
INFORMATION ABOUT THE TRUSTEE..............................................  24
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  24
SUCCESSOR TRUSTEES AND SPONSORS............................................  24
INFORMATION ABOUT THE SPONSOR..............................................  25
OTHER INFORMATION..........................................................  25
LEGAL OPINION..............................................................  26
AUDITORS...................................................................  26
SUPPLEMENTAL INFORMATION...................................................  26

NUVEEN UNIT TRUSTS

  This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of common stocks of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves) (the "Securities"). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Trust Strategies" and "Risk Factors" in Part A of the Prospectus.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Trust Agreement.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

COMPOSITION OF TRUSTS

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.)

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or successive trusts that employ the same or a similar investment strategy will achieve their investment objectives.

  Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

  The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. Commencing on those dates set forth under "Investing in the Trust--Sales Charges" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period (as described under "Special Redemption, Liquidation and Investment in a New Trust" in Part A of the Prospectus) or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be assessed a deferred sales charge for the Second Year Deferred Period (as defined in Part A of the Prospectus) and accordingly are only responsible for the remaining deferred sales charges for the First Year Deferred Period (as defined in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Sales Charge" in Part A of the prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION." The secondary market sales charge is reduced with respect to quantity purchases in such amounts set forth in Part A of this Prospectus.

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., The John Nuveen Company, The McGraw Hill Companies, Inc. ("McGraw Hill") and Dow Jones & Company, Inc. ("Dow Jones") including in each case these individuals and their immediate family members (as defined above). (For individuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Equity Portfolio and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5SM Portfolio and the Nuveen--The Dow 10SM Portfolio.) However, if Part A of the Prospectus provides for a sales charge payable during the Second Year Deferred Period (as defined in Part A of the Prospectus) such Unitholders that hold their Units after the Second Year Commencement Date (as defined in Part A of the Prospectus) will be subject to the Second Year Deferred Sales Charge as set forth in "Sales Charges" in Part A of the Prospectus. Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus. The dealer concession will be that applicable to "Rollovers".

  Units may be purchased with the reduced sales charge provided for "Wrap Accounts" under "Sales Charges" in Part A of the Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Sponsor will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and accordingly are only responsible for the remaining deferred sales charges for the First Year Deferred Period. (See "REDEMPTION.") In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT

  The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by the Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trust (the "New Trust"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of the Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

  To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of a Unit. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMPTION" and "OTHER INFORMATION--Termination of Indenture," under certain circumstances a Unitholder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust.

  Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

  As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such

Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

  In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

RETIREMENT PLANS

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

TRUST OPERATING EXPENSES

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Expense Information" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks and trade names and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Expense Information" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, both the Sponsor's Supervisory Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  All or a portion of the expenses incurred in establishing the Trusts, including, costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee, and any other non-material out-of-pocket expenses, will be amortized and paid by a Trust. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

DISTRIBUTIONS TO UNITHOLDERS

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record

Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribution of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust or interim liquidating distribution for Interim Rollover Unitholders, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within 10 days prior to the Record Date for such distributions. Each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvestment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

ACCUMULATION PLAN

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust.

UNIT VALUE AND EVALUATION

  The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; (4) amounts representing organizational expenses paid from the Trust less amounts representing accrued organizational expenses of the Trust; and (5) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and
(5) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or the NASDAQ National Market System ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined
(a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  With respect to any Security not listed on a national exchange or the NASDAQ National Market System, or, with respect to a Security so listed but the Trustee deems the last reported sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

DISTRIBUTIONS OF UNITS TO THE PUBLIC

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollovers" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollovers" as provided in Part A of the Prospectus.

  At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

Primary Market Volume Incentives

                PER TRUST SALES LEVEL DURING                  VOLUME INCENTIVE
                 THE PRIMARY OFFERING PERIOD                      PER UNIT
           ---------------------------------------            ----------------
           500,000 but less than 1,000,000 Units                   $0.005
           1,000,000 but less than 2,000,000 Units                 $0.010
           2,000,000 Units or more                                 $0.020

  Only sales through the Sponsor qualifying for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

  Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "Dealer Concessions." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on
(a) the face of the Certificate(s) representing the Units to be transferred, or
(b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and accordingly are only responsible for the remaining deferred sales charges for the First Year Deferred Period. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  Any Unitholder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST

  It is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unitholder by the appropriate Rollover Notification Date specified in the "Essential Information" appearing in Part A of this Prospectus.

  All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Essential Information" in Part A), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

  The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

  The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit for "Rollovers" as specified in Part A of that trust's Prospectus.

  The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

  The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liquidation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

  It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

  Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unitholders of such amendment at least 60 days prior to the effective date of such amendment.

PURCHASE OF UNITS BY THE SPONSOR

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

REMOVAL OF SECURITIES FROM THE TRUSTS

  The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such

Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

INFORMATION ABOUT THE TRUSTEE

  The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

  To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

  To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

OTHER INFORMATION

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the

Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "Essential Information" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

LEGAL OPINION

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

AUDITORS

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                              NUVEEN UNIT TRUSTS

                           NUVEEN EQUITY UNIT TRUST
                             PROSPECTUS -- PART B

                              JUNE 30, 1998

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                        for the Trust       Chicago, IL 60603

  Except as to statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.

  When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

  Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

  The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

  This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

  No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any Person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                              NUVEEN UNIT TRUSTS
        NUVEEN - THE DOW 5/SM/ AND THE DOW 10/SM/ PORTFOLIO PROSPECTUS

                                 JUNE 30, 1998
                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT

                         NUVEEN UNIT TRUSTS, SERIES 16

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated June 30, 1998. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Dow Jones & Co., Inc.

Accumulation Plan

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 321-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen Rittenhouse Growth Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for consistent, attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

                           Dow Jones & Company, Inc.

     The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average/sm/, which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average/sm/. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

     DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE/SM/ OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE/SM/ OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE/SM/ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

              Insurer/Policy No.                            Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000


B. This amendment of Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures

                        Consents of Independent Public
                     Accountants and Counsel as indicated

                        Exhibits as listed on page S-5


C.   Explanatory Note

     This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be indentical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.   Undertakings

     1. With the exception of the information included in an appendix to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trusts will not include third party financial information.

                                  Signatures

     The Registrant, Nuveen Unit Trusts, Series 16 hereby identifies Series 4 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that is has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 16 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 30th day of June, 1998.


                                        NUVEEN UNIT TRUSTS, SERIES 16
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By       Anna R. Kucinskis
                                           -------------------------------
                                                 Vice President



                                        Attest     Karen L. Healy
                                               ---------------------------
                                                   Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

       Signature                      Title*                       Date
       ---------                      ------                       ----

Timothy R. Schwertfeger    Chairman, Board of Directors   )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )
Anthony T. Dean            President, Chief Operating     )   Larry W. Martin
                           Officer and Director           )  ------------------
                                                          )   Larry W. Martin
John P. Amboian            Chief Financial Officer and    )  Attorney-in-Fact**
                           Executive Vice President       )
                                                          )    June 30, 1998
Margaret E. Wilson         Vice President and             )
                           Controller                     )
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).


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



                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.


                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.


                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.


                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 3.3 to the Registration Statement.


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


                                List of Exhibits

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-25225] filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4     Opinion of counsel as to advancement of funds by Trustee.

4.2     Consent of The Chase Manhattan Bank.

4.4     Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 [File No. 811-08103] filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).



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